# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TOKEN COMMUNITIES LTD., CIK 0001683252
CUSIP: 889068102
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 850 TIDEWATER SHORE LOOP, SUITE 402, BRADENTON, Florida (FL), 34208
Date of event which requires filing of this statement: 07/29/2020
Filed by CIK 0002055669
Persons authorized to receive notices and communications: David Champ, 850Tidewater Shore Loop, Suite 402, Bradenton, Florida (FL), 34208, 202-536-5191

## Reporting persons
- Champ David (CIK 0002055669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,745,000,585; sole dispositive power 0; shared dispositive power 1,745,000,585; aggregate amount beneficially owned 1,745,000,585 (83.3% of the class)
  Comment: As of the date of this Statement, the Reporting Person, for the purposes of Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own, 1,745,000,585 shares of common stock held by American Software Capital Inc. an entity in which the Reporting Person holds voting and dispositive power over the securities held by such entity. The Reporting Person is the President of American Software Capital Inc. and in such capacity holds voting and dispositive power over the securities held by such entity.
- American Software Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,745,000,585; shared voting power 0; sole dispositive power 1,745,000,585; shared dispositive power 0; aggregate amount beneficially owned 1,745,000,585 (83.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE
Name of issuer: TOKEN COMMUNITIES LTD.
Address of issuer's principal executive offices: 850 TIDEWATER SHORE LOOP, SUITE 402, BRADENTON, Florida (FL), 34208
Comment: The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share, of Token Communities Ltd., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 850 Tidewater Shore Loop, Suite 402.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by David Champ, and American Software Capital Inc. (collectively, the "Reporting Persons").
Residence or business address: The Reporting Persons' business address is 850 Tidewater Shore Loop, Suite 402, Bradenton, FL 34208.
Present principal occupation or employment: Mr. Champ is a member of the Board of Directors and President of Token Communities Ltd. and the President of American Software Capital Inc.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: United States/Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: American Software Capital Inc. acquired 1,745,000,585 shares of Common Stock of the Issuer in connection with the closing of the transactions set forth in an Asset Purchase Agreement by and between American Software Capital Inc. and the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: All of the Issuer's securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, they have no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: David Champ beneficially owns, together with American Software Capital Inc., an aggregate of 1,745,000,585 shares of the Issuer's common stock, or 83.28% of the Issuer's issued and outstanding shares of common stock (based on 2,095,406,000 shares issued and outstanding as of July 29, 2020).
Number of shares as to which each person has sole or shared power to vote or dispose: David Champ may be deemed to hold shared voting and dispositive power over 1,745,000,585 shares of common stock of the Issuer with American Software Capital Inc.
Transactions in the class effected during the past sixty days: On July 29, 2020, the Issuer issued 1,745,000,585 shares of common stock to American Software Capital Inc. in connection with the closing of the transactions contemplated in the Asset Purchase Agreement.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 1,745,000,585 shares of common stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the agreements described in Item 4 and Item 5 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the Person with whom such contracts, arrangements, understandings or relationships have been entered into.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Asset Purchase Agreement dated July 14, 2020 between Token Communities Ltd. and American Software Capital Inc.

https://www.sec.gov/Archives/edgar/data/1683252/000121390020018739/ea124581ex2-1_tokencom.htm

Exhibit 99.1 Joint Filing Agreement with David Champ, and American Software Capital Inc.

## Signatures
- Champ David: /s/ David Champ, David Champ/Individual (02/11/2025)
- American Software Capital Inc.: /s/ David Champ, David Champ/President (02/11/2025)